ASX RELEASE | June 25, 2019 | ASX:PLL; NASDAQ:PLL

PIEDMONT INCREASES LITHIUM RESOURCE BY 47%
TO 27.9 MILLION TONNES
•	47% increase in Piedmont Project-wide Mineral Resource estimate to 27.9 Mt @ 1.11% Li2O
•	55% increase in Mineral Resource estimate on Core property to 25.1 Mt @ 1.09% Li2O
•	74% of the Core property resource is within 100m of surface and 97% is within 150m of surface
•	100% of the lithium resource is attributed to spodumene mineralization
•	Core property Resource is based on 326 diamond core holes totalling over 51,000 meters
•	9,450 meters of drilling remain in Phase 4 drill campaign with numerous highly prospective targets

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce a major update to the Mineral Resource estimate for the Company’s wholly-owned Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) in North Carolina, USA (Table 1).
The Mineral Resource for the Core property has increased to 25.1 million tonnes (“Mt”) at a grade of 1.09% Li2O, bringing the Project’s total Mineral Resources to 27.9 Mt at a grade of 1.11% Li2O, containing 309,000 tonnes of lithium oxide (“Li2O”) or 764,000 tonnes of lithium carbonate equivalent (“LCE”) (the benchmark used in the lithium industry).
Table 1: Project Wide Mineral Resource Estimate for the Piedmont Lithium Project (0.4% cut-off)
Resource Category	Core property		Central property		Total
	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Li2O (t)	LCE (t)
Indicated	12.5	1.13	1.41	1.38	13.9	1.16	161,000	398,000
Inferred	12.6	1.04	1.39	1.29	14.0	1.06	148,000	366,000
Total	25.1	1.09	2.80	1.34	27.9	1.11	309,000	764,000
Importantly, 74% of the Core Mineral Resource is within 100m of surface and 97% is within 150m of surface (Table 2). Approximately 50%; or 12.5 million tonnes of the Mineral Resource is classified in the Indicated Resource category.  All of the Mineral Resource tonnes at both Core and Central properties are attributable to spodumene mineralization.
The Company expects to complete a pre-feasibility level metallurgical testwork program followed by a Scoping Study update in July 2019.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are very pleased with the resource update at our Core property, bringing our total project-wide resources to 27.9Mt at 1.11% Li2O.  As we expand our land holdings and drill out other highly prospective targets, we are optimistic that we will ultimately identify North America’s largest spodumene ore body.  This scale, combined with high grade, strong mineralogy and metallurgy, and our superior location in North Carolina, all support the unique strategic nature of the Piedmont Lithium Project.
For further information, contact:
Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	+1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

Core Property Mineral Resource Estimate
The Mineral Resource estimate (“MRE”) for Piedmont’s wholly owned Piedmont Lithium Project in North Carolina, USA was prepared by independent consultants, CSA Global Pty Ltd (“CSA Global”) in accordance with the JORC Code (2012 Edition).
An important feature of the Core MRE, is that 74% or 18.6 Mt is located within 100 meters of surface.  Table 2 shows the details of the MRE with regards to depth from surface.
Table 2: Depth from Surface for the Core Mineral Resource Estimate (25.1Mt @ 1.09% Li2O)
Depth (from surface) (m)	Tonnes (Mt)	Percentage of Resource (%)	Cumulative Tonnes (Mt)	Cumulative % of Resource
0 - 50	8.7	35	8.7	35
50 - 100	9.9	39	18.6	74
100 - 150	5.7	23	24.3	97
150 +	0.8	3	25.1	100

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
G Corridor
B Corridor
S Corridor
F Corridor
Core Property
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li_2O
Central Property
Piedmont boundary
Resource
Resource constraining shell
Exploration target
Drillholes
500 m

Figure 1:  Piedmont Lithium Project Showing Resource, Resource Shells and New Exploration Target Areas

In addition to the updated Core Mineral Resource estimate, a new Exploration Target has been estimated by CSA Global within the Core Property.  This is in addition to the Exploration Target released in April 2019 for the Central property.  Table 3 summarizes the Exploration Target potential of the Piedmont Lithium Project.  Table 4 and Figure 2 below show the grade-tonnage cut-off values for the Core Property Mineral Resource estimate.
Table 3: Project Wide Exploration Target for the Piedmont Lithium Project
Exploration Target	Core Property		Central Property		Total
	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)	Tonnes (Mt)	Grade (Li2O%)
Exploration Target*	4.0-4.5	1.0-1.2	2.0-2.5	1.1-1.3	6.0-7.0	1.0-1.3
*The potential quantity and grade of the Exploration Targets is conceptual in nature. There has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

Table 4: Core Property Mineral Resource Estimate Grade / Tonnage Table
Cut-Off Grade (Li2O%)	Resource Tonnes (Mt)	Grade (Li2O%)	Cut-Off Grade (Li2O%)	Resource Tonnes (Mt)	Grade (Li2O%)
1.30	6.00	1.50	0.60	23.50	1.12
1.00	15.10	1.29	0.50	24.40	1.10
0.90	18.00	1.23	0.40	25.10	1.09
0.80	20.30	1.19	0.20	25.60	1.07
0.70	22.30	1.15	0.10	25.60	1.07

Core Property Mineral Resource Estimate Grade / Tonnage Curve
Resource Tonnes
Grade (Li2O%) (Sec. Axis)
Mineral Resource Estimate (Mt)
Resource Grade (Li2O%)
Cut-Off Grade (Li2O%)
30.00
25.00
20.00
15.00
10.00
5.00
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.20
0.40
0.60
0.80
1.00
1.20
1.40

Figure 2: Grade Cut-off v. Tonnage Curve for Core Property

To date, drilling on the project’s 1,004-acre Core property consists of 326 holes totalling 51,047 meters.  The MRE utilizes all 326 holes.  In general, drill spacing ranges between 40 – 80m.  Dike areas tested by drilling at 40m lateral and downdip spacings were eligible to receive an Indicated resource classification, whereas areas with wider spacings received an Inferred resource classification.  Figure 3 is a plan view showing the Indicated and Inferred classification areas.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
G Corridor
N
Core Property
Mineral Resource
25.1Mt @ 1.09% Li_2O
S Corridor
F Corridor
B Corridor
Extent of inferred resource
Extent of indicated resource
Resource constraining shell
Drillholes
500 m

Figure 3: Core MRE – Map Showing Areas of Indicated and Inferred Resource Classifications

Figure 4 shows a view (looking northeast) of the MRE block model at various grade cut-offs.

1.3% Li2O Cut-off
6.0Mt @ 1.50% Li2O
1.0% Li2O Cut-off
15.1Mt @ 1.29% Li2O
0.4% Li2O Cut-off
25.1Mt @ 1.09% Li2O
Li2O Grade (%)
0.41 - 0.70
0.71 -1.00
1.01 - 1.29
>=1.30
500 m

Figure 4: Core Block Model - Isometric Views Toward the Northeast at Various Grade Cut-Offs (Li2O)

Summary of Resource Estimate and Reporting Criteria
This ASX announcement has been prepared in compliance with JORC Code (2012 Edition) and the ASX Listing Rules.  The Company has included in Appendix 2 the Table Checklist of Assessment and Reporting Criteria for the Piedmont Lithium Project as prescribed by the JORC Code (2012 Edition) and the ASX Listing Rules.  The following is a summary of the pertinent information used in the MRE with the full details provided in Appendix 2: JORC Table 1.
Geology, Mineralogy and Geological Interpretation
Regionally, the Carolina Tin-Spodumene belt extends for 40km along the litho-tectonic boundary between the inner Piedmont and Kings Mountain belts.  The mineralized pegmatites are thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.
Within the Project, spodumene pegmatites range from 1- 20+ meters thick and are hosted in a fine to medium grained, weakly to moderately foliated, biotite, hornblende, quartz feldspar gneiss, commonly referred to as amphibolite.  The spodumene pegmatites range from fine grained (aplite) to very coarse-grained pegmatite with primary mineralogy consisting of spodumene, quartz, plagioclase, potassium-feldspar and muscovite.  X-Ray Diffraction analysis has confirmed spodumene as the only lithium bearing ore mineral in the mineralized pegmatites, whereas varying amounts of, holmquistite, lepidolite and petalite have been identified in the amphibolite host rock alteration zones immediately adjacent to the mineralized pegmatites and outside of the MRE.
To date over 100 spodumene pegmatite bodies have been identified and/or modeled on the property.  The mineralized dikes predominantly strike northeast and dip southeast.  Some dikes have impressive lateral extent in which they can be traced for 500+ meters, whereas vertically, the steep dipping dikes extend 150 -200m down-dip.  In addition, a series of flat to shallowly dipping dikes have been defined.  Both sets of dikes have similar grade, however, grades and thicknesses increase when two sets of dikes intersect.
A highly variable, low temperature clay/mica alteration has been Identified on the property, locally and more commonly at depth, it has overprinted the spodumene mineralization resulting in spodumene pseudomorphs that range from partial to complete replacement.  This alteration is easily identified in core by the difference in hardness between the spodumene and the much softer pseudomorphs.  This alteration is not to be confused with highly weathered pegmatite commonly encountered at surface.
Drilling and Sampling Techniques
To date total of 326 diamond core holes have been drilled totalling 51,047m.  The table below includes a breakdown of Piedmont Lithium’s four phases of drilling.
Table 5: Core Property - Drilling Program Details
Phase	No. Holes	Total Length Drilled (m)
Historical	19	2,544
Phase 1	12	1,667
Phase 2	93	12,263
Phase 3	124	21,363
Phase 4	78	13,210
Total	326	51,047

Of the 78 core holes drilled as part of the Phase 4 drilling program, drill results for 60 holes have been previously released (refer announcements dated March 14, 2019 and May 29, 2019) and drill results for the remaining 18 holes are reported herein (refer Appendix 1).

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
G Corridor
19-BD-317
19-BD-312
19-BD-316
19-BD-308
19-BD-319
19-BD-315
19-BD-309
19-BD-321
19-BD-323
19-BD-324
19-BD-313
19-BD-311
19-BD-318
19-BD-320
19-BD-322
19-BD-314
19-BD-310
19-BD-307
Core Property
Mineral Resource
S Corridor
B Corridor
F Corridor
Piedmont boundary
Resource
Resource constraining shell
Exploration target
Drillholes
Phase 4 Drillholes reported
Drillholes with assays reported in this News Release
500 m

Figure 5: Core Phase 4 Drillhole Location Map
All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.
Oriented core was collected on select drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig.  This data was highly beneficial in the interpretation of the pegmatite dikes.
Spacing of drill holes varied for each drilling phase.  The historic and Phase 1 drilling were exploratory in nature where Phase 2 drilling started to identify the mineralized trend at 80m by 40m spacing.  The infill drilling of Phases 3 and 4 targeted a 40m by 40m grid spacing.
Drill collars were located with the differential global positioning system (DGPS) with the Trimble Geo 7 unit which resulted in accuracies <1m.  All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.

Down hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15m (50 ft.) and recorded depth, azimuth, and inclination.  All holes were geologically and geotechnically logged.  All holes were photographed prior to sampling.  Sampled zones were subsequently photographed a second time after the samples had been marked.
The Core was cut in half with a diamond saw with one half submitted as the sample and the other half retained for reference.  Standard sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts).  A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%). Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals.
Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.
Sample Analysis Method
All samples from Phases 2, 3 and 4 drilling were shipped to the SGS laboratory in Lakefield, Ontario.  The preparation code was CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).  The analyses code was GE ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li.  The over-range method code for Li >5,000 ppm is GE ICP90A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 5% respectively.  Starting in August 2017, samples were switched to being analysed using GE ICP90A Li only and then to GE ICP91A Li only.  Table 6 is a summary of lab and analysis used for the historical and the different Phases of drilling.
Table 6: Laboratories and Analysis Used
Phase	Laboratory	Prep Codes	Analytical Codes
Historical	ACME Labs	-	7TX, 7PF-Li
Phase 1	Bureau Veritas (Reno, NV)	PRP 70-250	MA270, PF370
Phase 2	SGS (Lakefield, ONT)	CRU21, PUL45	GE ICM40B, GE ICP90A
Phase 3	SGS (Lakefield, ONT)	CRU26, PUL45	GE ICP91A
Phase 4	SGS (Lakefield, ONT)	CRU26, PUL45	GE ICP91A
Bulk Densities for phase 2 -4 were analyzed by SGS and in house by Piedmont Lithium’s geologist.
Resource Estimation Methodology
Lithological and structural features were defined based upon geological knowledge of the deposit derived from drill core logs and geological observations on surface. Wireframe models of 95 pegmatite dikes, a diabase dike and one fault were created in Micromine 2014® by joining polygon interpretations made on cross sections and level plans spaced at 40m. Weathering profiles representing the base of saprolite and overburden were modelled based upon drill hole geological logging. A topographic digital terrain model was derived from a 2003 North Carolina State Lidar survey with a lateral resolution of 5m and an accuracy of +/-2 m.
A rotated block model orientated to 35 degrees was constructed in Datamine StudioRM® that encompasses all modelled dikes using a parent cell size of 6 m (E) by 12 m (N) by 6 m (Z). The drill hole files were flagged by the pegmatite and weathering domains they intersected. Statistical analysis of the domained data was undertaken in SuperVisor®. Samples were regularised to 1m composite lengths and a review of high-grade outliers was undertaken. Regularised sample grades that fell within the pegmatite model were analysed for directional dependence in order to develop parameters for Li2O grade interpolation by Ordinary Kriging and Inverse Distance Weighting methods. For each modelled pegmatite, regularised sample grades were interpolated into the corresponding pegmatite block model.
Block grade interpolation was validated by means of swath plots, comparison of mean sample and block model Li2O grades and overlapping Li2O grade distribution charts for sample and block model data. Cross sections of the block model with drill hole data superimposed were also reviewed.
Dry bulk density determinations were statistically analysed to determine an appropriate value to assign to each modelled rock type. Pegmatites within saprolitized rock received a density value of 2.04 t/m3 and those within fresh rock received a density of 2.72 t/m3. Saprolitized waste rock received a density value of 1.27 t/m3 and fresh waste rock received a density of 2.81 t/m3.
Classification Criteria
Resource classification parameters are based on the validity and robustness of input data and the estimator’s judgment with respect to the proximity of resource blocks to sample locations and confidence with respect to the geological continuity of the pegmatite interpretations and grade estimates.
All blocks captured in pegmatite dike interpretation wireframes below the topography surface are classified as Inferred.
Indicated classification boundaries that define a region of blocks that, overall, meet the following criteria: Within major pegmatite dikes with along strike and down dip continuity greater than 200m and 50m respectively and with a true thickness greater than 2m; and are informed by at least two drill holes and eight samples within a range of approximately 20m to the nearest drill hole in the along strike or strike and downdip directions.
No Measured category resources are estimated.
Cut-Off Grades
The Mineral Resource Estimate is reported at a 0.4% Li2O cut-off grade, in line with cut off grades utilized at comparable deposits.
Mining and Metallurgical methods and parameters
The depth, geometry and grade of pegmatites at the property make them amenable to exploitation by open cut mining methods. Inspection of drill cores and the close proximity of open pit mines in similar rock formations indicate that ground conditions are suitable for this mining method.
The resource is constrained by a conceptual pit shell derived from a Whittle optimisation using a revenue factor (USD$750/t for a nominal 6% Li2O concentrate). Material falling outside of this shell is considered to not meet reasonable prospects for eventual economic extraction.

Reasonable prospects for metallurgical recovery are supported by the results of the bulk sampling and metallurgical test work program undertaken by Piedmont Lithium in 2018 at North Carolina State University’s Minerals Research Laboratory.
Future Exploration and Exploration Target
Exploration to date has identified the potential for additional dikes outside of the current Mineral Resource area that warrant further exploration.
Corridor Extensions:  A 700m southward extension of the F-Corridor is modelled that encompasses mineralised intercepts encountered in holes 19-BD-300, 19-BD-258 and 262. At the north end of the F-Corridor, where mineralization is open, a north-eastward continuation of the trend is modelled over a 250m strike length.  An eastward extension of the S-Corridor is modelled over a strike length of 350m. At the north end of the G-Corridor, where mineralization is not closed off by drilling, trend extensions to the northeast and east are each modelled over strike extents of 100m.
Infill Areas: Between the B and S corridors continuation of mineralized pegmatite is modelled over a total strike length of 300 m. Between the B and G corridors a continuation of mineralized pegmatite is modelled over a total strike length of 150 m.
Modelled extensions and infill areas for the F, B, G and S Corridors have a total strike length of 1,950m. After consideration of modelled pegmatite continuity, the potential downdip extents and accumulated true thicknesses were estimated. These average 125m down dip extent and 8.5m in true thickness and generate a total volume of approximately 2 million cubic meters (“m3”).
To determine potential tonnage and grade ranges at the deposit, Li2O assay values and density values from drilling have been applied to the volume estimates. For the 80% of assays within pegmatite models that are above a 0.4% Li2O cut off, an average grade of 1.10% Li2O is estimated. For the 70% of assays that are above a 0.6% Li2O cut off, an average grade of 1.20% Li2O is estimated.  Applying these assay frequency proportions to the modelled volumes outside the Mineral Resource results in estimated volume ranges from 1.4 million m3 to 1.6 million m3 for spodumene bearing pegmatite with economically interesting grades. A density value of 2.7 g/cm3 is applied to derive tonnage values.
Using the above methodology an Exploration Target of between 4 to 4.5 million tonnes at a grade of between 1.0% and 1.2% Li2O is approximated for the Core deposit. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.
This Exploration Target is based on the actual results of Piedmont’s previous drill programs. To further develop this deposit and develop the Mineral Resource, the Company will complete additional step out and infill drilling to establish geological and grade continuity within the Corridor Extensions aiming for a drill spacing of 40m × 40m.
In addition, an Exploration Target was reported on April 23, 2019 for Piedmont’s Central Property.  The Exploration Target is approximated between 2.0 to 2.5 million tonnes at a grade of between 1.1% and 1.3% Li2O. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a holder of stock options in, and is a key consultant of, the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Exploration Targets and Mineral Resources is based on, and fairly represents, information compiled or reviewed by Mr. Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr. McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr. McGarry has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. McGarry consents to the inclusion in this report of the results of the matters based on his information in the form and context in which it appears.

Appendix 1- Drill Core Assay Data
Hole	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
19-BD-307	473984.2	3916538.9	243.5	308.0	-50.5	171.0		101.76	103.3	1.54	1.00
							and	153.4	163.67	10.27	1.15
							including	153.4	155.9	2.5	1.47
19-BD-308	473731.1	3916807.3	254.5	307.0	-59.6	149.0		21.25	29.23	7.98	0.92
							including	21.25	24.18	2.93	1.86
							and	120.96	129	8.04	1.34
19-BD-309	473977.1	3916915.9	252.6	310.0	-57.1	191.0		15.17	18.65	3.48	1.68
							and	21.22	22.56	1.34	1.08
							and	31.9	32.92	1.02	1.77
							and	68.5	72.42	3.92	0.79
							and	81.46	86.3	4.84	0.86
							including	82.44	85.2	2.76	1.21
							and	98.74	102.45	3.71	0.72
							including	98.74	100.14	1.4	1.27
							and	111.18	112.4	1.22	0.90
19-BD-310	473920.8	3916582.0	253.2	309.0	-50.1	179.0		58.9	59.91	1.01	1.1
							and	107.4	110.84	3.44	1.08
							and	149.88	152.44	2.56	0.96
19-BD-311	473719.1	3916731.7	259.0	310.0	-54.5	155.0		36.28	40.58	4.3	1.47
							and	71	76.22	5.22	1.13
							and	104.38	105.43	1.05	1.38
							and	138.16	140.34	2.18	1.61
19-BD-312	473920.2	3916974.2	268.2	309.0	-57.2	191.0		27.16	29.16	2	0.71
							and	43.08	45.55	2.47	0.81
							and	57.98	61.28	3.3	1.23
							and	97.85	100.42	2.57	1.69
19-BD-313	473868.8	3916783.0	255.5	310.0	-54.3	145.0		61.44	65.98	4.54	0.89
							and	95.4	99.85	4.45	0.61
							and	121.21	122.71	1.5	0.68
							and	130.93	136.37	5.44	1.00
							including	134	136.37	2.37	1.63
19-BD-314	473766.0	3916729.5	255.6	308.0	-51.0	185.0		43.96	45.97	2.01	1.13
							and	49.76	54.2	4.44	1.70
							and	96.4	102.06	5.66	1.19
							including	96.4	98.54	2.14	1.91
							and	113.61	114.97	2.39	1.19
							and	156.89	158.74	1.85	0.70
							and	169.16	172.1	2.94	0.75
19-BD-315	476892.6	3916940.4	260.3	312.0	-56.1	176.0		7.63	10.5	2.87	0.66
							and	61.82	65	3.18	1.41
							and	81.61	84.37	2.76	0.55
							and	101.84	104.5	2.66	1.32
							and	135.57	137.76	2.19	0.90
							and	150.64	152.03	1.39	1.11
19-BD-316	473872.3	3916743.0	259.8	306.0	-54.2	164.0		42.48	43.52	1.04	0.70
							and	49.34	53.88	4.54	0.98
							including	51.6	53	1.4	1.86
							and	93.49	97	3.51	1.6
							and	102.6	104	1.4	0.91
							and	123.26	130.76	7.5	0.87
							including	124.26	127.26	3	1.42
							and	135.1	138.06	2.96	0.73

Hole	Easting	Northing	Elev. (m)	Az. (o)	Dip (o)	Depth (m)		From (m)	To (m)	Intercept (m)	Li2O (%)
19-BD-317	473876.5	3916902.1	260.1	313.0	-53.4	161.0		3.21	4.5	1.29	1.85
							and	16.5	18.52	2.02	0.70
							and	34.47	36.92	2.45	1.09
							and	66.38	69.04	2.66	1.07
							and	103.84	108.6	4.76	1.18
							including	103.84	106.22	2.38	1.62
							and	126.08	127.3	1.22	1.51
19-BD-318	473929.7	3916786.7	250.1	309.0	-54.1	153.0		49.85	53.17	3.32	0.67
							and	125.24	126.51	1.27	1.22
							and	133	134.88	1.88	0.51
							and	149	151.85	2.85	1.7
19-BD-319	473912.8	3916876.6	249.1	311.0	-54.6	140.0		19.2	22.57	3.37	0.60
							and	69.75	71	1.25	1.30
							and	97.21	98.64	1.43	1.16
							and	111.57	116	4.43	0.53
							and	121.42	123.33	1.91	0.94
19-BD-320	473827.2	3916723.3	254.8	308.0	-59.9	146.0		61.55	65.09	3.54	1.29
							and	71.76	74.98	3.22	1.20
							and	104.25	105.93	1.68	0.93
							and	115.5	123.08	7.58	1.53
							including	115.5	119.5	4	1.96
19-BD-321	473935.0	3916911.8	253.1	310.0	-51.9	158.0		0.46	7.5	7.04	0.43
							including	0.46	1.5	1.04	1.60
							and	37.38	38.3	1.12	2.02
							and	46.35	48.87	2.52	0.68
							and	60.96	65.72	4.76	1.15
							and	71	74.6	3.6	1.14
							and	93.4	94.86	1.46	0.61
							and	115.1	118.32	3.22	1.17
							and	151.58	153.24	1.66	0.85
19-BD-322	473864.5	3916678.9	258.6	300.0	-51.3	173.0		17.1	23.48	6.38	1.04
							and	31.58	33.76	2.18	0.66
							and	95.82	97.75	1.93	1.15
							and	103.6	105.58	1.98	1.15
							and	131.77	136.68	4.91	0.79
19-BD-323	474048.7	3916851.4	259.9	309.0	-54.2	152.0		9.37	11.17	1.8	0.79
							and	29.94	35.16	5.22	1.12
							and	38.88	40.48	1.6	1.05
							and	76.97	78.45	1.48	0.83
							and	83.11	85.56	3.45	1.1
							including	83.11	84.64	1.53	2.04
							and	105.98	107.43	1.45	1.33
							and	109.52	111.54	2.02	0.96
							and	139.75	141.47	1.72	0.82
19-BD-324	474010.0	3916804.5	238.3	313.0	-55.7	160.0		0	7.5	7.5	0.89
							including	0	5.3	5.3	1.23
							and	10.65	13.5	2.85	0.77
							and	24.94	26	1.06	1.53
							and	30.62	32.75	2.13	1.82
							and	86.09	87.28	1.19	1.26
							and	107	108.88	1.88	1.28
							and	122.4	123.61	1.21	1.24
							and	142	143.06	1.06	0.55
							and	146.3	149.14	2.84	1.26

Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria
Section 1 Sampling Techniques and Data
Criteria	JORC Code explanation	Commentary
Sampling techniques
>Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.
>Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
>Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

All results reported are from diamond core samples. The core was sawn at an orientation not influenced by the distribution of mineralization within the drill core (i.e. bisecting mineralized veins or cut perpendicular to a fabric in the rock that is independent of mineralization, such as foliation). Diamond drilling provided continuous core which allowed continuous sampling of mineralized zones.  The core sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core (except in saprolitic areas of poor recovery where sample intervals may exceed 1.5m in length) and took into account lithological boundaries (i.e. sample was to, and not across, major contacts).
Standards and blanks were inserted into the sample stream to assess the accuracy, precision and methodology of the external laboratories used. In addition, field duplicate samples were inserted to assess the variability of the mineralisation., The laboratories undertake their own duplicate sampling as part of their internal QA/QC processes. Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Drilling techniques
>Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.
Oriented core was collected on select drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Drill sample recovery
>Method of recording and assessing core and chip sample recoveries and results assessed.
>Measures taken to maximise sample recovery and ensure representative nature of the samples.
>Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:
1.Re-aligning the broken core in its original position as closely as possible.
2.The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimetre.
3.The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.
4.The core was photographed again immediately before sampling with the sample numbers visible.
Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Logging
>Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
>Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.
>The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.
Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.
The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.
All the core from the 326 holes was logged.

Criteria	JORC Code explanation	Commentary
Sub-sampling techniques and sample preparation
>If core, whether cut or sawn and whether quarter, half or all core taken.
>If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.
>For all sample types, the nature, quality and appropriateness of the sample preparation technique.
>Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.
>Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.
>Whether sample sizes are appropriate to the grain size of the material being sampled.

Core was cut in half with a diamond saw.
Standard sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts).
The preparation code is CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).
A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).
Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals.
Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.

Quality of assay data and laboratory tests
>The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
>For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.
>Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

All samples were shipped to the SGS laboratory in Lakefield, Ontario.
The preparation code was CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).
The analyses code was GE ICP91A, which uses a peroxide fusion with an ICP finish, and has lower and upper detection limits of 0.001 and 50,000 (5%) ppm respectively.
Selected samples were analyzed using ICM40B (multi-acid digestion with either an ICP-ES or ICP-MS finish), which has a range for Li of 1 to 10,000 (1%) ppm Li and samples >5,000ppm were run using GE ICP90A.
Accuracy monitoring was achieved through submission and monitoring of certified reference materials (CRMs).
Sample numbering and the inclusion of CRMs was the responsibility of the project geologist submitting the samples. A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).
The CRMs used for this program were supplied by Geostats Pty Ltd of Perth, Western Australia.  Details of the CRMs are provided below. A sequence of these CRMs covering a range in Li values and, including blanks, were submitted to the laboratory along with all dispatched samples so as to ensure each run of 100 samples contains the full range of control materials. The CRMs were submitted as “blind” control samples not identifiable by the laboratory.
Details of CRMs used in the drill program (all values ppm):

		CRM	Manufacturer	Lithium	1 Std Dev
		GTA-04	Geostats	9275	213
		GTA-08	Geostats	1102	50
		GTA-09	Geostats	4837	174
Sampling precision was monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples were consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals. Random sampling precision was monitored by splitting samples at the sample crushing stage (coarse crush duplicate) and at the final sub-sampling stage for analysis (pulp duplicates).  The coarse, jaw-crushed, reject material was split into two preparation duplicates, sometimes referred to as second cuts, crusher or preparation duplicates, which were then pulverized and analysed separately. These duplicate samples were selected randomly by the laboratory. Analytical precision was also monitored using pulp duplicates, sometimes referred to as replicates or repeats. Data from all three types of duplicate analyses was used to constrain sampling variance at different stages of the sampling and preparation process.
Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.

Criteria	JORC Code explanation	Commentary
Verification of sampling and assaying
>The verification of significant intersections by either independent or alternative company personnel.
>The use of twinned holes.
>Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
>Discuss any adjustment to assay data.

Multiple representatives of Piedmont Lithium, Inc. have inspected and verified the results.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site, facilities and reviewed core logging and sampling workflow as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.
No holes were twinned.
Three-meter rods and core barrels were used. Li% was converted to Li2O% by multiplying Li% by 2.153.

Location of data points
>Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
>Specification of the grid system used.
>Quality and adequacy of topographic control.

Drill collars were located with the Trimble Geo 7 which resulted in accuracies <1m.
All coordinates were collected in State Plane and re-projected to Nad83 zone17 in which they are reported.
Drill hole surveying was performed on each hole using a REFLEX EZ-Trac multi-shot instrument. Readings were taken approx. every 15 meters and recorded depth, azimuth, and inclination.

Data spacing and distribution
>Data spacing for reporting of Exploration Results.
>Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.
>Whether sample compositing has been applied.

For selected areas, the drill spacing is approximately 40 to 80 m along strike and down dip.  This spacing is sufficient to establish continuity in geology and grade for this pegmatite system.
Composite samples are reported in Li2O%, this is calculated by multiplying drill length by Li2O for each sample; then the weighted averages for multiple samples are totalled and divided by the total drill length for the selected samples.

Orientation of data in relation to geological structure
>Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
>If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.
The drill holes were designed and oriented with inclinations ranging from -50 to -60 degrees, to best intersect the pegmatite bodies as close to perpendicularly as possible.
Sample security	>The measures taken to ensure sample security.
Drill core samples were shipped directly from the core shack by the project geologist in sealed rice bags or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each bag was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt.

Audits or reviews	>The results of any audits or reviews of sampling techniques and data.
CSA Global developed a “Standard Operating Procedures” manual in preparation for the drilling program.  CSA global reviews all logging and assay data, as well as merges all data in to database that is held off site.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site and facilities as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

Section 2 Reporting of Exploration Results
Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.
>The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 2,105 acres of surface property and the associated mineral rights from the local landowners.
There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Criteria	JORC Code explanation	Commentary
Exploration done by other parties	>Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	>Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Project-wide 45 samples from drill core and 10 composite samples have been analyzed by either Semi-Quantitative or Quantitative X-Ray Diffraction.  The Quantitative X-Ray Diffraction by Rietveld Refinement was performed on the Panalytical X'pert Pro Diffractometer with interpretations by HighScore Plus software using Crystallography Open Database (COD) and Joint Committee on Powder Diffraction Standards -International Center for Diffraction Data (JCPDS-ICDD).  The Semi-Quantitative X-Ray Diffraction was performed on the BRUKER AXS D8 Advance Diffractometer with interpretations by PDF2/PDF4 powder diffraction databases issued by the International Center for Diffraction Data (ICDD) and DiffracPIus Eva software.
Of the 45 samples, 36 samples were of spodumene bearing pegmatite, 6 samples were barren pegmatites and 3 samples from amphibolite host rock.  More specifically, the 36 samples of spodumene bearing pegmatite and the 10 composite samples only contained spodumene and no other lithium bearing minerals above a trace amount.  The amphibolite samples contained varying amounts of holmquistite, lepidolite and petalite which are outside the reported MRE.

Drill hole Information
>A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
>easting and northing of the drill hole collar
>elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar
>dip and azimuth of the hole
>down hole length and interception depth
>hole length.
>If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
Details of all reported drill holes are provided in Appendix 1 of this report.
Data aggregation methods
>In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
>Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
>The assumptions used for any reporting of metal equivalent values should be clearly stated.

All intercepts reported are for down hole thickness not true thickness.
Weighted averaging was used in preparing the intercepts reported.
The drill intercepts were calculated by adding the weighted value (drill length x assay) for each sample across the entire pegmatite divided by the total drill thickness of the pegmatite. For each mineralized pegmatite, all assays were used in the composite calculations with no upper or lower cut-offs. Mineralized pegmatite is defined as spodumene bearing pegmatite.
Intercepts were reported for entire pegmatites, taking into account lithological boundaries (i.e. sample to, and not across, major contacts), with additional high-grade sub intervals reported from the same pegmatite. In the case where thin wall rock intervals were included, a value of 0% Li2O was inserted for the assay value, thus giving that individual sample a weighted value of 0% Li2O.
Cumulative thicknesses are reported for select drill holes. These cumulative thicknesses do not represent continuous mineralized intercepts. The cumulative thickness for a drill hole is calculated by adding the drill widths of two or more mineralized pegmatites encountered in the drill hole, all other intervals are omitted from the calculation.
Li% was converted to Li2O% by multiplying Li% by 2.153.

Criteria	JORC Code explanation	Commentary
Relationship between mineralisation widths and intercept lengths
>These relationships are particularly important in the reporting of Exploration Results.
>If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
>If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).

Drill intercepts are reported as Li2O% over the drill length, not true thickness.  The pegmatites targeted strike northeast-southwest and dip moderately to the southeast.  All holes were drilled to the northwest and with inclinations ranging between -45 and -70 degrees.

Diagrams
>Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
Appropriate diagrams, including a drill plan map are included in the main body of this report.
Balanced reporting
>Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All of the relevant exploration data for the Exploration Results available at this time has been provided in this report.
Other substantive exploration data
>Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.
Soil sampling and walking magnetometer geophysical surveys have been completed on the Core and Central property.
Further work
>The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
>Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

Piedmont plans to release the results of a metallurgical testwork program on composite samples currently in process at SGS Lakefield in the upcoming months.
Piedmont plans to release an updated Project wide Scoping Study update in the upcoming months.

Section 3 Estimation and Reporting of Mineral Resources
Criteria	JORC Code explanation	Commentary
Database integrity	>Measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes.
Geological and geotechnical observations are recorded digitally in Microsoft Excel logging templates using standardized logging codes developed for the project.  Populated templates are imported into a central SQL database by a CSA Global database specialist via Datashed® import and validation functions to minimise risk of transcription errors. Likewise, sample data and analytical results are imported directly into the central database from the independent laboratory.

>Data validation procedures used.
An extract of the central database was validated by the Competent Person for internal integrity via Micromine ® validation functions. This includes logical integrity checks of drill hole deviation rates, presence of data beyond the hole depth maximum, and overlapping from-to errors within interval data. Visual validation checks were also made for obviously spurious collar co-ordinates or downhole survey values.

Site visits	>Comment on any site visits undertaken by the Competent Person and the outcome of those visits.
CSA Global Competent Person; Leon McGarry P.Geo, has undertaken multiple personal inspections of the property during 2017, 2018 and 2019 to review exploration sites, drill core and work practices. The site geology, sample collection, and logging data collection procedures were reviewed. A semi-random selection of drill collar locations at the Core, Central and Sunnyside properties was verified.. The presence of spodumene hosted lithium mineralisation was verified by the collection of independent check samples from drill core and outcrop. The outcome of the site visit was that data has been collected in a manner that supports reporting a Mineral Resource estimate in accordance with the JORC Code, and controls to the mineralisation are well-understood.

	>If no site visits have been undertaken indicate why this is the case.	Site visits have been conducted.

Criteria	JORC Code explanation	Commentary
Geological interpretation	>Confidence in (or conversely, the uncertainty of) the geological interpretation of the mineral deposit.
Geological models developed for the deposit are based on the lithological logging of visually distinct spodumene bearing pegmatites within amphibolite host facies. Deposit geology is well understood based on surface pegmatite outcrops and extensive drilling at spacings sufficient to provide multiple points of observation for modelled geological features. Thicker units show good continuity between points of observation and allow a higher level of confidence for volume and mineralisation interpretations. Whereas, thinner units tend to be more discontinuous and interpretations have more uncertainty.

>Nature of the data used and of any assumptions made.
Input data used for geological modelling are derived from qualitative interpretation of observed lithology and alteration features; semi-quantitative interpretation of mineral composition and the orientation of structural features; and quantitative determinations of the geochemical composition of samples returned from core drilling.

>The effect, if any, of alternative interpretations on Mineral Resource estimation.
Geological models developed for the deposit are underpinned by a good understanding of the deposit geology. Based on input drill hole data, including orientated core measurements, and surface mapping, pegmatite dikes were modelled as variably orientated sub-vertical to sub-horizontal features. Where drill data is sparse (i.e. at 80 m spacings) alternative interpretations, of the continuity of individual pegmatites between holes could be made. Alternate interpretations would adjust tonnage estimates locally but would not likely yield a more geologically reasonable result, or impact tonnage and grade estimates beyond an amount congruent with assigned confidence classifications.

>The use of geology in guiding and controlling Mineral Resource estimation.
The model developed for mineralisation is guided by observed geological features and is principally controlled by the interpreted presence or absence of spodumene bearing pegmatite. Estimated deposit densities are controlled by interpreted weathering surfaces. Above the saprolite surface, and in outcrop, spodumene bearing pegmatites have variable Li2O grade populations, sufficiently similar to fresh rock, allowing Li2O grade estimates to be uncontrolled by interpreted weathering surfaces.

>The factors affecting continuity both of grade and geology.
Geological continuity is controlled by the preference for fractionated pegmatitic fluids to follow preferential structural pathways and foliation within the amphibolite-facies host rocks. Grade continuity within the pegmatite is controlled by pegmatite thickness, degree of fluid fractionation and the intensity of spodumene alteration to muscovite and amount of weathering. Modelled continuity is impacted by post mineralisation intrusions and fault offsets in areas of limited extent. Modelled pegmatite extent is limited to within the Core Property permit boundary.

Dimensions	>The extent and variability of the Mineral Resource expressed as length (along strike or otherwise), plan width, and depth below surface to the upper and lower limits of the Mineral Resource.
Spodumene bearing pegmatite dikes on the Core property are assigned to three major corridors. Corridors extend over a strike length of up to 1.7 km and commonly have a set of thicker spodumene bearing pegmatite dikes of 10 m to 20 m true thickness at their core. These major dikes strike north-east and dip steep to moderately toward the south-east. Dikes are curvi-planar in aspect.
Flat to shallowly dipping dikes dipping dikes are encountered across the Core property and extend up to 600 m along strike and 400 m across strike. The vertical thickness of individual flat lying dikes range from 1 m to 10 m. A close spaced series of flat lying dikes may have cumulative thicknesses greater than 10 m.
Mineralized dikes, or a close spaced series of dikes, dike can be traced between drill hole intercepts and surface outcrops for over 1,400 meters. Dikes are intersected by drilling to a depth of 300 m down dip. Although individual units may pinch out, the deposit is open at depth. The Mineral Resource has a maximum vertical depth of 210 m, beginning at the topography surface. Ninety-seven percent of the Mineral Resource is within 150 m of the topography surface.
Predominantly, entire intervals of spodumene bearing pegmatite are selected for modelling. Occasionally interstitial waste material 1 m to 2 m in thickness may be included to facilitate modelling at a resolution appropriate for available data spacings. No minimum thickness criteria are used for modelling of dikes; however pegmatite must be present in at least two drill holes, and in at least two cross sections to ensure adequate control on model geometry. Generally, spodumene bearing pegmatite models are sufficient for use as MRE domains. Completely waste intervals below a nominal low-grade limit of 0.25% Li2O were removed from the peripheries of the model.

Estimation and modelling techniques
>The nature and appropriateness of the estimation technique(s) applied and key assumptions, including treatment of extreme grade values, domaining, interpolation parameters and maximum distance of extrapolation from data points. If a computer assisted estimation method was chosen include a description of computer software and parameters used.

Samples coded by the modelled pegmatite domain they exploit were composited to a 1 m equal to the dominant raw drill hole sample interval and evaluated for the presence of extreme grades. Domained samples were grouped by their dominant orientation, as controlled by the structures they exploit, into six groups for spatial analysis within the Supervisor™ software which was used to define semi-variogram models for the Li2O grades and develop search ellipsoids and parameters. A four-pass search strategy was employed, with successive searches using more relaxed parameters for selection of input composite data and/or a larger search radius. The Core Property Mineral Resource has been estimated using Ordinary Kriging into a block model created in Datamine StuidoRM®. The variable Li2O was estimated independently in a univariate sense.

Criteria	JORC Code explanation	Commentary
>The availability of check estimates, previous estimates and/or mine production records and whether the Mineral Resource estimate takes appropriate account of such data.
This Mineral Resource estimate is an update to the maiden Mineral Resource Estimate for the Core Property reported on June 14, 2018. Estimates Li2O grades and tonnages show good agreement with previous estimates. The resource estimate interpolation was checked using an Inverse Distance Weighted (IDW3) estimate and visually.

>The assumptions made regarding recovery of by-products.
Bench-scale metallurgical test work undertaken at NCSU-MRL announced on September 4, 2018, recovered quartz, feldspar and mica concentrates as by-products to spodumene. These products were recovered at sufficient amounts and qualities to support the by-product Mineral Resource Estimate for the Core Property reported on September 6, 2018. This updated Mineral Resource Estimate is for spodumene hosted Li2O only.

>Estimation of deleterious elements or other non-grade variables of economic significance (e.g. sulphur for acid mine drainage characterisation).
Within the resource model, deleterious elements, such as iron are reported to be at acceptably to low levels. Metallurgical testwork demonstrates that deleterious elements will not impede the economic extraction of the modelled grade element (Li) and no estimates for other elements were generated.

>In the case of block model interpolation, the block size in relation to the average sample spacing and the search employed.
A rotated block model orientated at 35 degrees was generated. Given the variable orientation and the thickness the domains, a block size of 6 mE × 12 mN × 6 mRL, sub-celled to a minimum resolution of 2 mE × 4 mN × 1 mRL, was selected to honour moderately dipping pegmatites in the across strike dimension, and the shallow dipping pegmatites in the vertical dimension. This compares to an average drill hole spacing of 40 m within the more densely informed areas of the deposit, that increases up to an 80 m spacing in less well-informed portions of the deposit. Blocks fit within all search ellipse volumes and are aligned to the dominant strike of pegmatites.

>Any assumptions behind modelling of selective mining units.
Block dimensions are assumed to be appropriate for the mining selectivity achievable via open-pit mining method and likely bench heights. At the neighbouring Hallman-Beam mine operating benches of 9 m were mined.

>Any assumptions about correlation between variables.
Only one variable is modelled. Other than lithium analyses, there are insufficient geochemical data to allow a meaningful analysis of correlation between lithium and, for example, tin and tantalum. There is no obvious correlation between pegmatite Li2O grade and density, and the relationship is not considered in the estimate.

>Description of how the geological interpretation was used to control the resource estimates.
The modelled pegmatite dikes host and constrain the mineralisation model. Each pegmatite domain was estimated independently with hard boundaries assumed for each domain. The dominant modelled orientation of pegmatite dike groups was used to inform search ellipse parameters so that in-situ grade trends are reflected in the block model.

>Discussion of basis for using or not using grade cutting or capping.
Domained Li2O grade data was assessed via histogram and log probability plots to identify extreme values based on observed breaks in the continuity of the grade distributions. Samples with extreme grades were visually compared to surrounding data.  Most extreme grades are encountered in high-grade portions of modelled dikes and are well constrained by surrounding holes. Where extreme grades were unusually high relative to surrounding samples, they were capped at 2.8% Li2O.

>The process of validation, the checking process used, the comparison of model data to drill hole data, and use of reconciliation data if available.
Block model estimates for the Core property resource were validated visually and statistically. Estimated block grades were compared visually in section against the corresponding input data values. Additionally, trend plots of input data and block estimates were compared for swaths generated in each of the three principal geometric orientations (northing, easting and elevation). Statistical validation included a comparison of composite means, and average block model grades, and a validation by Global Change of Support analysis.

Moisture	>Whether the tonnages are estimated on a dry basis or with natural moisture, and the method of determination of the moisture content.	Tonnages are reported on a dry basis.
Cut-off parameters	>The basis of the adopted cut-off grade(s) or quality parameters applied.	The Mineral Resource is reported using a 0.4% Li2O cut-off which approximates cut-off grades used for comparable spodumene bearing pegmatite deposits exploited by open pit mining.
Mining factors or assumptions
>Assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential mining methods, but the assumptions made regarding mining methods and parameters when estimating Mineral Resources may not always be

The methods used to design and populate the Piedmont Mineral Resource block model were defined under the assumption that the deposit will be mined via open pit methods, since the depth, geometry and grade of pegmatites at the property make them amenable to exploitation by those methods. Inspection of drill cores and the proximity of open pit mines in similar rock formations indicate that ground conditions are likely suitable for such a mining method. The resource is constrained by a conceptual pit shell derived from a Whittle optimisation using estimated block value and mining parameters appropriate for determining reasonable prospects of economic extraction. These include a commodity price equivalent to approximately $750/t for spodumene concentrate (at 6% Li2O), a

Criteria	JORC Code explanation	Commentary
	>rigorous. Where this is the case, this should be reported with an explanation of the basis of the mining assumptions made.	mining cost of $1.85/t, a processing cost of $20/t, a maximum pit slope of 50° and appropriate recovery and dilution factors.
Metallurgical factors or assumptions
>The basis for assumptions or predictions regarding metallurgical amenability. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider potential metallurgical methods, but the assumptions regarding metallurgical treatment processes and parameters made when reporting Mineral Resources may not always be rigorous. Where this is the case, this should be reported with an explanation of the basis of the metallurgical assumptions made.

The material targeted for extraction comprises the mineral spodumene, for which metallurgical processing methods are well established. No specific detail regarding metallurgical assumptions have been applied in the estimation the current Mineral Resource. Based on metallurgical flotation test work reported by the company, which indicates spodumene concentrate grades exceeding 6.0% Li2O and less than 1.0% Fe2O3, the Competent Person has assumed that metallurgical concerns will not pose any significant impediment to the economic processing and extraction of spodumene from mined pegmatite.

Environmental factors or assumptions
>Assumptions made regarding possible waste and process residue disposal options. It is always necessary as part of the process of determining reasonable prospects for eventual economic extraction to consider the potential environmental impacts of the mining and processing operation. While at this stage the determination of potential environmental impacts, particularly for a greenfields project, may not always be well advanced, the status of early consideration of these potential environmental impacts should be reported. Where these aspects have not been considered this should be reported with an explanation of the environmental assumptions made.

No assumptions have been made regarding waste streams and disposal options, however the development of local pegmatite deposits within similar rock formations was not impeded by negative environmental impacts associated with their exploitation by open cut mining methods. It is reasonable to assume that in the vicinity project there is sufficient space available for the storage of waste products arising from mining.

Bulk density
>Whether assumed or determined. If assumed, the basis for the assumptions. If determined, the method used, whether wet or dry, the frequency of the measurements, the nature, size and representativeness of the samples.

In situ bulk densities for the Piedmont Mineral Resource have been assigned based on representative averages developed from determinations made on drill core collected from throughout the property. The Competent Person considers the values chosen to be suitably representative.

>The bulk density for bulk material must have been measured by methods that adequately account for void spaces (vughs, porosity, etc.), moisture and differences between rock and alteration zones within the deposit.

Densities have been assigned on a lithological basis based on a total of 125 dry bulk density determinations made by SGS Labs, Lakefield, Ontario on selected drill core from the deposit using the displacement method. A further 318 determinations were made by Piedmont geologists in the field also using the displacement method allowing compatibility with, and use alongside, the SGS results. Determinations made by Piedmont were predominately collected from weathered rock. Void spaces were adequately accounted for by coating samples in cling film.

	>Discuss assumptions for bulk density estimates used in the evaluation process of the different materials.	Simple averages were generated for fresh pegmatite (2.72 t/m3), pegmatite saprolite (2.04 t/m3), overburden waste (1.34 t/m3), saprolite waste rock (1.27 t/m3) and amphibolite country rock (2.81 t/m3)
Classification	>The basis for the classification of the Mineral Resources into varying confidence categories.
The Mineral Resource has been classified as Indicated and Inferred on a qualitative basis; taking into consideration numerous factors such as: the validity and robustness of input data and the estimator’s judgment with respect to the proximity of resource blocks to sample locations and confidence with respect to the geological continuity of the pegmatite interpretations and grade estimates. All blocks captured in pegmatite dike interpretation wireframes below the topography surface are classified as Inferred. Indicated classification boundaries were generated that define a region of blocks that, overall, meet the following criteria: Within major pegmatite dikes that have an along strike and down dip continuity greater than 200 m and 50 m respectively and that have a true thickness greater than 2.5 m; and that are informed by at least two drill holes and eight samples within a range of approximately 20 m to the nearest drill hole in the along strike or strike and downdip directions. No Measured category resources are estimated.

>Whether appropriate account has been taken of all relevant factors (i.e. relative confidence in tonnage/grade estimations, reliability of input data, confidence in continuity of geology and metal values, quality, quantity and distribution of the data).

The classification reflects areas of lower and higher geological confidence in mineralised lithological domain continuity based on the intersecting drill sample data numbers, spacing and orientation. Overall mineralisation trends are reasonably consistent within the various lithology types over numerous drill sections.

	>Whether the result appropriately reflects the Competent Person’s view of the deposit	The Mineral Resource estimate appropriately reflects the Competent Person’s views of the deposit.

Criteria	JORC Code explanation	Commentary
Audits or reviews	>The results of any audits or reviews of Mineral Resource estimates.
Internal audits were completed by CSA Global which verified the technical inputs, methodology, parameters and results of the estimate. The current model has not been audited by an independent third party.

Discussion of relative accuracy/ confidence
>Where appropriate a statement of the relative accuracy and confidence level in the Mineral Resource estimate using an approach or procedure deemed appropriate by the Competent Person. For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the resource within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors that could affect the relative accuracy and confidence of the estimate.

The Mineral Resource accuracy is communicated through the classification assigned to the deposit. The Mineral Resource estimate has been classified in accordance with the JORC Code, 2012 Edition using a qualitative approach. All factors that have been considered have been adequately communicated in Section 1 and Section 2 of this Table.

>The statement should specify whether it relates to global or local estimates, and, if local, state the relevant tonnages, which should be relevant to technical and economic evaluation. Documentation should include assumptions made and the procedures used.
The Mineral Resource statement relates to a global estimate of in-situ mineralised rock tonnes, Li2O grade, estimated Li2O tonnage and the calculated lithium carbonate equivalent.
	>These statements of relative accuracy and confidence of the estimate should be compared with production data, where available.	There is no recorded production data for the property.